

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 29, 2017

<u>Via E-mail</u>
Kateryna Malenko
Chief Executive Officer
Artin Consulting Inc.
1000 North Nellis Blvd, Ste 241
Las Vegas, NV 89110

> **Re:** **Artin Consulting Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 17, 2017**
> **File No. 333-216026**

Dear Ms. Malenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2017 letter.

Prospectus Front Cover

1.   We note your response to prior comment 1, however, your prospectus cover page appears on pages i and ii. Please revise to limit your prospectus cover to one page; see Regulation S-K Item 501(b). Also, where your prospectus cover highlights the risk factors section of your document as required by Regulation S-K Item 501(b)(5), please refer to the page where your risk factors section appears in your prospectus, rather than page 1 that you cite elsewhere on the cover.

Price per share, page 3

2.   Please address prior comment 4 as it applies to this section. Also, please reconcile your disclosure that the selling shareholders will sell the securities at the fixed price of $0.01 for the duration of the offering with your disclosures on page 17 regarding your

anticipation that the selling shareholders "will sell their shares directly into any market created" and that you "cannot predict the price at which shares may be sold."

Risk Factors, page 5

3.   Please expand your response to prior comment 12 to address the countries mentioned in the second sentence under the caption "Business Overview" on page 1 of your prospectus.

Due to the company's headquarters being located outside the United States . . ., page 5

4.   Please expand your response to prior comment 5 to address any material risks that United States stockholders face in bringing an original action in foreign courts to enforce liabilities based on the United States federal securities laws.

Potential conflicts of interest may result in a loss of business . . ., page 5

5.   We note your response to prior comment 8. Please clarify the differences between the business of the registrant and Kat Consulting.

6.   We note your removed caption in response to prior comment 9. Please present the last paragraph on page 5 as a separate risk factor under a caption that adequately and accurately describes the risks discussed in that paragraph.

If we do not file a Registration Statement on Form 8-A . . ., page 10

7.   Please revise your disclosure added in response to prior comment 13 to clarify when the Section 15(d) automatic suspension of reporting obligations occurs. Also, please tell us why you disclose that filing reports relating to "stock ownership and stock trading activity" is "[i]n addition" to the automatic suspension; it is unclear why you indicate that trading activity reports would be required due to a suspension.

Our status as an "emerging growth company" under the JOBS Act OF 2012 . . ., page 12

8.   We reference your response to prior comment 14. We see that on page 12 you continue to state that you will have an extended transition period for complying with new or revised financial accounting standards yet on pages 2 and 21 you state that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards. Please clarify your election in the next amendment.

The shares eligible for future sale . . ., page 14

9.   We note your response to prior comment 16. However, your disclosure in the third
        sentence of this risk factor does not reconcile with the last sentence of the first paragraph
        on page 23. Please clarify your disclosure in this risk factor regarding when your CEO's
        shares become eligible for sale in reliance on Rule 144.

Number of total employees . . ., page 21

10.   We note your revised disclosure in response to prior comment 20. However, here and in
        other places, such as pages 3 and 9, you refer to "officers." Please reconcile these
        disclosures with your disclosure on page 26 that indicates you have only one officer.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

11.   We note your response to prior comment 25. However, the first sentence of this section
        states that your officer has been "self-employed since 2011," but the fifth sentence of the
        same paragraph states she was "a project manager for [MMS Group LTD]." Please
        reconcile these statements.

12.   We note your response to prior comment 26. However, no changes disclosing the
        principal business of each corporation or organization in which your officer and directors
        carried on occupations or employment as required by Regulation S-K Item 401(e)(1)
        appear to have been made. Please revise to provide such disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 29

13.   We note your response to prior comment 27. Please expand your revised disclosure to
        include the address of each beneficial owner of more than five percent of your common
        stock as required by Regulation S-K Item 403. Also, please revise to clarify whether the
        individuals named in footnotes 3 and 4 are the natural persons who exercise voting and
        dispositive powers with respect to the shares held in the name of the relevant entity
        identified in the table.

Reports to Security Holders, page 30

14.   We note your revised disclosure in response to prior comment 28. Please reconcile your
        statement that you are filing a Form 8-A "concurrently with this registration" with the
        added disclosure that you will file the Form 8-A "at or prior to December 31, 2017."

Financial Statements, page 31

15.   We note the change made to the Statement of Stockholders' Equity in response to prior
        comment 29. However, we see that net cash provided by financing activities in the

Statement of Cash Flows continues to be mathematically inaccurate. Please revise as appropriate.

Item 15. Recent Sales of Unregistered Securities, page II-3

16.   We note your response to prior comment 30. Please reconcile the jurisdiction of incorporation of your shareholders disclosed on page 29 with your disclosure here and on page 15 regarding the sales being to non-U.S. persons. Address clearly in your response how Regulation S was available to exempt the transactions from registration.

Signatures, page II-7

17.   We note your revisions in response to prior comment 31. Please include the date of the first signature on this page. Also, reconcile the location of signature that you have disclosed on this page with your response to prior comment 22 that the address is a mail box.

Exhibit 5.1

18.   Please file the revised legality opinion you mention in your responses to prior comments 32 and 33.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery